FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 1, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐  No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated November 1, 2006

Buhrmann NV
For more information
Media Relations
+31 (0)20 651 10 99
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42
Amsterdam, the Netherlands, 1 November 2006

BUHRMANN REPORTS CONTINUED EARNINGS GROWTH IN 3RD QUARTER

•      Organic sales growth (+5%): OP North America (+5%), OP Europe (+6%), OP Australia (+3%), ASAP Software (-1%) and Graphic Systems (+21%)

•      Operating result up 16.5% at constant rates to EUR 68.7 million, excluding special items(1)

•      Net result EUR 32.3 million; EPS increases to EUR 0.18 (EUR 0.16 Q3 2005); excluding special items¹ EPS increased to EUR 0.19 vs. EUR 0.16 a year ago

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR	change at constant rates
Net sales	1,520.7	1,490,8	2.0%	5.0%
Gross contribution	448.5	444.6	0.9%	3.9%
Operating result	63.6	61.2	3.9%	6.9%
Net result	32.3	29.3
Net result per ordinary share (EPS) (in euro)	0.18	0.16

CEO’S STATEMENT

Commenting on the third quarter 2006 results and the outlook, Frans Koffrie, Buhrmann President and CEO, said: ‘We are satisfied with our solid performance in the third quarter. We continue to focus on profitable sales growth, building on our strong position in the large account segment. In North America we delivered above average growth in the mid-market segment. Also pleasing is that facilities supplies enjoyed another quarter of double-digit sales growth, reflecting the success of our single source supplier strategy. Our European performance is promising with good sales growth and improved gross contribution. This was underpinned by the acquisition of ATG, which provides us with an even stronger platform for growth in Europe.

We increasingly focus on ensuring that we target sales opportunities where we can achieve levels of customer profitability which allow us to achieve our 6.5% operating result target for office products business over the medium term.’

THIRD QUARTER PERFORMANCE

Net sales improved to EUR 1,521 million, an increase of 5.0% at constant rates. Organic sales grew 5%, driven primarily by our North American and European Office Products divisions and the strong performance of our Graphic Systems division. In general, market conditions are solid and our strategic initiatives aimed at growing sales, such as the extension of our product range and our mid-market sales are contributing.

Group gross contribution grew 3.9% at constant rates to EUR 448.5 million. The beneficial effects of our preferred supplier and private label initiatives and increased focus on customer profitability are expected to support our gross contribution development in the fourth quarter and beyond.

Operating result increased to EUR 63.6 million, up 6.9% at constant rates. Excluding special items, operating result increased to EUR 68.7 million, an improvement of 16.5% at constant rates.

(1)  As of 1 January 2006 items with an exceptional or incidental character will be separately reported as special items and explained in our commentaries.

Total special items were an expense of EUR 3.8 million, net of tax. Net result improved to EUR 32.3 million. Excluding special items and fair value changes, net result improved 17.5% to EUR 34.3 million. EPS increased 12.5% to EUR 0.18. Excluding special items and fair value changes, EPS increased 18.8% to EUR 0.19 versus EUR 0.16 a year ago.

ADDITIONAL FINANCIAL INFORMATION

For the full year 2006 we project cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 87 million, which includes the costs for financing the acquisition of ATG. Capital expenditure is expected to be about EUR 80 million with depreciation at about EUR 100 million. The full year 2006 cash outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is expected to be 40 million. Cash tax payments are estimated to be around EUR 35 million while the effective tax rate, excluding any special items, fair value effects and dividend on Preference Shares A, is forecasted to be approximately 20% in 2006. For the fourth quarter 2006 cash flow from operational activities is estimated to be around EUR 100 million.

For our North American operations we expect to incur special items, gross of tax, for USD 5 million of costs in the fourth quarter 2006 and an additional USD 13 million in 2007. This will bring the total project cost to USD 73 million compared to USD 79 million previously indicated. Expected savings are USD 47 million run rate of which USD 19 million of savings are to be realised in 2006.

Analyst & Investor Conference Call

A live audio web cast of the analyst & investor conference call starting at 10 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. The presentation will be available on our web site. To listen to the conference call you can also dial: +31 (0)45 631 69 01.

Financial calendar
Analyst & investor meeting:	15-16 November 2006
Publication of fourth quarter 2006 results:	8 February 2007
Annual General Meeting of Shareholders:	12 April 2007
Publication of first quarter 2007 results:	3 May 2007

For more information
Press: Corporate Communications	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 19	Telephone: +31 (0)20 651 10 42
CorpComm@buhrmann.com	carl.hoyer@buhrmann.com

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR	change at constant rates
Net sales	784.8	784.7	0%	3.8%
Organic growth	5%
Gross contribution	262.0	269.2	(2.7)%	1.1%
Operating result	39.3	41.1	(4.5)%	(2.6)%
Average Capital Employed(1)	572.5	540.4	6.0%	10.7%
Ratios
Gross contribution / net sales	33.4%	34.3%
Operating result(2)/ net sales	5.4%	5.2%
Operating result(2)/ Average Capital Employed	30.0%	30.5%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

North American sales increased 5% organically, supported by solid employment and overall market conditions. We are encouraged by the progress made in terms of driving sales and profitability in a period of such organisational change. We substantially completed the migration of our back office functions and are receiving favourable customer response. The streamlining of our organisational structure has been finalised with limited disruption and the first positive effects of our improved segment visibility are starting to emerge.

Our office products sales performance was marked by strong growth in mid-market. Facility supplies, document and print management and promotional marketing showed the strongest growth within our different product categories. We are pleased that our focus on mid-market is paying off, with above average growth in this segment. Our facilities supplies business continued its double-digit growth, demonstrating the success of the product range extension initiative. Likewise, the acquisition of Coastwide Laboratories is increasingly seen as a cornerstone of our strategy as we are expanding its proprietary range in environmentally sound cleaning products across North America.

Gross contribution increased by 1.1% at constant rates, which corresponds to a decrease to 33.4% as a percentage of sales. Higher office paper purchasing prices had a negative impact on gross margins, which has been partly mitigated by a more favourable client and product mix. Most of the paper price increases will have been passed on to our customers by year-end, resulting in improved gross margins for the fourth quarter. Our private brands programme now represents 27% of our office and computer supplies sales, compared to 25% prior year.

Excluding special items, operating result was EUR 42.7 million, an increase of 7.6% at constant rates (impacted negatively by 2 business days less than a year ago). Operating result decreased by 2.6% at constant rates to EUR 39.3 million, due to the costs incurred for streamlining and centralising our organisation.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR	change at constant rates
Net sales	243.5	224.5	8.5%	8.3%
Organic growth	6%
Gross contribution	80.6	72.1	11.8%	11.6%
Operating result	0.9	0.2	445%	441%
Average Capital Employed(1)	136.1	120.1	13.3%	13.5%
Ratios
Gross contribution / net sales	33.1%	32.1%
Operating result(2)/ net sales	1.1%	0.1%
Operating result(2)/ Average Capital Employed	8.0%	0.6%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

Office Products Europe had another good sales quarter with organic sales growth of 6%. Underlying market conditions developed positively in most markets. Sales growth was driven primarily by a strong performance in the large account segment and a double-digit growth in facilities supplies. Germany, the Benelux and the UK showed mid-single digit sales growth. Most other countries, like France, Ireland and Austria posted double-digit sales growth. Veenman Netherlands continued the strong performance we have seen in prior quarters, while Veenman Germany posted modest improvements, despite lower sales levels.

The acquisition of Andvord Tybring-Gjedde (ATG), the leading office products group in the Nordics, was completed at the end of September. The combination presents us with an excellent strategic and geographical fit, giving us market leadership positions in Norway and Sweden and improved access to the Danish market. It brings a strong platform for further expansion in the Nordic region and the Baltics and will enable us to improve our offering to international customers and leverage central services, merchandising and certain other areas such as transport and warehousing. The integration of the Swedish activities has commenced following permission of local anti-trust authorities. Total synergy benefits are expected to be EUR 5 million with the majority being realised in 2007.

ATG had a good third quarter with sales of EUR 78.3 million, 11% up at constant rates on a pro forma basis, and an operating result of EUR 5.9 million reflecting an operating margin of 7.6%. ATG has been consolidated as per 22 September 2006. We are very pleased with this transaction and are confident about the business developing favourably going forward.

Gross contribution increased 11.6% at constant rates to EUR 80.6 million. This represents a 100 basis points improvement to 33.1% as a percentage of sales, driven by the success of our merchandising programme and the increase of private brands, currently representing 23% of office and computer supplies sales.

Operating result improved from EUR 0.2 million to EUR 0.9 million. Excluding special items of EUR 1.7 million, operating result amounted to EUR 2.6 million.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR	change at constant rates
Net sales	193.0	188.8	2.2%	6.8%
Organic growth	3%
Gross contribution	58.5	57.6	1.6%	6.2%
Operating result	15.3	15.1	1.0%	5.6%
Average Capital Employed(1)	72.1	59.8	20.5%	27.6%
Ratios
Gross contribution / net sales	30.3%	30.5%
Operating result / net sales	7.9%	8.0%
Operating result / Average Capital Employed	85.7%	101.8%

(1) Average Capital Employed excludes goodwill.

Office Products Australia sales increased 6.8% to EUR 193.0 million at constant rates. This improvement in sales was attributable mainly to the good performance of facilities supplies, furniture and promotional marketing products, highlighting the success of our single source supplier concept. The IT business continued its shift away from low-margin large customers to the more attractive small and medium-sized customer segment. A total of five acquisitions with annualised sales of AUD 58 million have been completed year-to-date. One of these transactions is in the field of educational supplies, which bolsters the good progress we are making in this new product category.

Gross contribution and operating result grew in line with sales. Project OneSource, our rationalisation programme aimed at addressing duplicate legacy operating costs, is nearing completion resulting in some additional costs in the third quarter. These legacy costs are a direct result of the rapid growth the company has experienced in the past number of years. Recognising this, we have made substantial changes both in streamlining the management structure and restructuring the organisation along functional instead of geographical lines in order to improve market responsiveness and allow the business to continue its growth trajectory.

For reasons of capital efficiency, an increased dividend pay-out ratio from 50% to 65% has been decided upon. Additionally, an off-market buy-back of AUD 50 million is being considered.

ASAP SOFTWARE

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR	change at constant rates
Net sales	180.2	192.8	(6.5)%	(2.5)%
Organic growth	(1)%
Gross contribution	15.2	18.1	(16.2)%	(11.4)%
Operating result	2.7	6.2	(56.9)%	(50.4)%
Average Capital Employed(1)	30.0	21.1	41.7%	46.7%
Ratios
Gross contribution / net sales	8.4%	9.4%
Operating result / net sales	1.5%	3.2%
Operating result / Average Capital Employed	35.5%	116.6%

(1) Average Capital Employed excludes goodwill.

Consistent with the soft quarter experienced by the software distribution industry, ASAP Software reported a 2.5% sales decline at constant rates and organic growth of (1%). Year-to-date sales grew 7.7% at constant rates, reflecting the underlying positive sales trend. We continue to invest and focus on growth opportunities in small and medium-sized businesses and the further development of higher margin IT service businesses. Gross contribution was EUR 15.2 million, down 11.4% at constant rates. Operating result fell to EUR 2.7 million. For the fourth quarter 2006 we expect operating result to be markedly higher than for the third quarter. Full year 2006 operating result is expected to be slightly below the 2005 operating result.

GRAPHIC SYSTEMS

Amounts in EUR million	Q3 2006	Q3 2005	change in EUR
Net sales	119.2	100.0	19.2%
Organic growth	21%
Gross contribution	32.1	27.6	16.6%
Operating result	6.3	1.8	250%
Average Capital Employed(1)	92.0	94.8	(2.9)%
Ratios
Gross contribution / net sales	27.0%	27.6%
Operating result / net sales	5.3%	1.8%
Operating result / Average Capital Employed	27.7%	7.7%

(1) Average Capital Employed excludes goodwill.

Graphic Systems realised strong sales and earnings growth in the third quarter. Organic sales increased 21% to EUR 119.2 million with all regions contributing, most notably Italy and Belgium. Strong double-digit sales growth in machinery was accompanied by solid growth of Triple S sales, which represented 31% of total sales in the quarter.

In general, sales in the graphics industry are driven by replacements as we have seen hardly any capacity expansion to date. Order intake developed well and continues to show an upward trend. In combination with a well-filled order portfolio we continue to feel confident about our performance in 2007. Gross contribution rose 16.6% to EUR 32.1 million. The division’s operational costs and average capital employed remained well-controlled. Operating result improved strongly to EUR 6.3 million. Assuming timely delivery of machinery by Heidelberg, we expect operating profit for the full year 2006 to double versus last year’s reported profit of EUR 9.4 million.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members amounted to EUR 0.9 million negative (Q3 2005: EUR 3.2 million negative)

Total operating costs were EUR 5.5 million (Q3 2005: 6.4 million). A net contribution of EUR 4.6 million (Q3 2005: EUR 3.2 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (Coverage ratio at 30 September 2006: 150%).

For the full year 2006 we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations. The operating costs for ‘Holdings’ are expected to be about EUR 27 million.

TAXES AND FAIR VALUE CHANGES

Taxes amounted to EUR 4.9 million (Q3 2005: EUR 5.8 million). The tax effect on special items was EUR 1.4 million positive. Underlying taxes were EUR 6.1 million, excluding fair value effects, special items and dividend on Preference Shares A, reflecting an effective tax rate of 12.6%. The tax rate for this quarter was particularly influenced as a result of a favourable settlement of a tax dispute.

The total impact of fair value adjustments, net of tax, was EUR 1.7 million positive in this quarter (Q3 2005: EUR 0.2 million positive).

SPECIAL ITEMS

In the third quarter, operating result included special items of EUR 5.1 million negative (EUR 3.8 million negative, net of tax). EUR 3.5 million (USD 4.8 million) of special items were incurred in Office Products North America and EUR 1.5 million in Office Products Europe for Veenman Germany.

For North America, total project costs in the third quarter of USD 4.8 million was impacted favourably by a reversal of an accrual taken in the first half of USD 3.6 million. Savings amounted to about USD 6 million in the quarter. Going forward we expect expenses of USD 5 million in the fourth quarter and USD 13 million in 2007, primarily related to adapting the US logistical infrastructure to the new organisation.

CASH FLOW, ROCE, NET DEBT, FINANCING AND FINANCIAL COSTS

Cash flow available from operational activities was EUR 16.3 million positive versus EUR 19.1 million in the third quarter of 2005. Average working capital as a percentage of sales (on a four-quarter rolling average) amounted to 9.1% (Q2 2006: 8.7%). Inventory levels have crept up, particularly due to increased sourcing out of Asia of private label products.

Return on capital employed (before goodwill and special items) was 30.1% (Q3 2005: 29.0%). Including goodwill and special items, return on capital employed was 10.7% (Q3 2005: 10.6%).

Net interest-bearing debt increased to EUR 1,451 million at the end of the third quarter versus EUR 1,143 million at 30 June 2006. Total consideration for the acquisition of ATG was EUR 271 million. The translation effect related to the depreciation of the US dollar versus the euro increased net interest-bearing debt by EUR 21 million in the third quarter 2006.

The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees / EBITDA) increased to 3.9 times versus 3.0 the previous quarter as a result of the acquisition of ATG at 22 September 2006.

For the quarter net financing costs, excluding special items, were EUR 21.5 million (Q3 2005: EUR 21.3 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q3 2005: EUR 2.8). Cash interest was EUR 17.8 million (Q3 2005: EUR 17.0 million) and non-cash interest amounted to EUR 2.8 million (Q3 2005: EUR 1.9 million).

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2005, which is available on our website, www.buhrmann.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values and excluding special items. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before special items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

CONSOLIDATED INCOME STATEMENT

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Net sales	1,520.7	1,490.8	4,641.3	4,288.9
Purchase value trade goods sold	(1,072.2)	(1,046.2)	(3,259.0)	(2,994.8)
Gross contribution	448.5	444.6	1,382.3	1,294.0
Operating costs	(363.1)	(360.9)	(1,135.2)	(1,056.4)
Depreciation pp&e and amortisation intangibles	(21.8)	(22.5)	(71.0)	(64.9)
Operating result (EBIT)	63.6	61.2	176.2	172.7
Net financing costs *	(21.5)	(21.3)	(69.2)	(170.2)
Result before profit tax	42.0	39.9	107.0	2.5
Profit tax	(4.9)	(5.8)	(19.1)	(23.8)
Other financial results	(4.9)	(4.7)	(6.1)	(9.3)
Net result	32.3	29.3	81.7	(30.6)

Net result	32.3	29.3	81.7	(30.6)
Special items (net of tax)	3.8	0.1	14.4	87.4
Net result excluding special items	36.1	29.4	96.1	56.8
Fair value changes net of tax	(1.7)	(0.2)	1.4	19.6
Net result excluding changes in fair values and special items	34.3	29.2	97.6	76.4

*  Net financing costs

-Cash interest	(17.8)	(17.0)	(52.8)	(44.5)
-Dividend preference shares	(2.8)	(2.8)	(8.4)	(16.1)
-Non-cash interest (incl. Amortisation fees)	(2.8)	(1.9)	(7.2)	(5.5)
-Fair value changes	1.9	0.4	(0.9)	(19.1)
-Repurchase Preference Shares C	—	—	—	(85.0)
Net financing costs	(21.5)	(21.3)	(69.2)	(170.2)

OPERATIONAL RATIOS

	3rd quarter		January - September
Gross contribution as a % of net sales	29.5%	29.8%	29.8%	30.2%
EBIT as a % of net sales	4.2%	4.1%	3.8%	4.0%
EBIT before special items as a % of net sales	4.5%	4.1%	4.6%	4.2%

EARNINGS PER SHARE (BASIC)

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Average number of ordinary shares (x 1,000)	180,649	178,750	179,830	164,725
Per ordinary share (in euro)
Net result	€0.18	€0.16	€0.45	€(0.19)
Net result excluding changes in fair values and special items	€0.19	€0.16	€0.54	€0.46

Number of shares at balance sheet date			180,780	178,750

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES Q3

	Reported	Special items	Fair value changes	Underlying
Operating result (EBIT)	63.6	(5.1)	0.0	68.7
Net financing costs	(21.5)	0.0	1.9	(23.4)
Result before profit tax	42.0	(5.1)	1.9	45.3
Profit tax	(4.9)	1.4	(0.2)	(6.1)
Other financial results	(4.9)	(0.0)	0.0	(4.9)
Net result	32.3	(3.8)	1.7	34.3

CONSOLIDATED CASH FLOW STATEMENT

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
EBIT	63.6	61.2	176.2	172.7
Depreciation pp&e and amortisation intangibles	21.8	22.5	71.0	64.9
Other adjustments for non-cash	(0.0)	(2.3)	13.4	3.1

- (Increase) / decrease in inventories	(5.8)	13.1	(31.7)	25.6
- (Increase) / decrease in trade receivables	54.6	11.7	8.3	(6.2)
- Increase / (decrease) in trade payables	(88.5)	(76.0)	(92.2)	(120.6)
- (Increase) / decrease in other receivables and liabilities	(10.9)	2.8	(66.7)	(4.9)
(Increase) / decrease in working capital	(50.6)	(48.4)	(182.3)	(106.2)

Payments for defined benefit plans	(2.0)	(2.0)	(6.9)	(6.2)
Profit tax paid	(4.8)	(8.3)	(25.5)	(21.3)
Other operational payments (including restructuring)	(11.7)	(3.6)	(20.1)	(14.4)
Cash flow from operational activities	16.3	19.1	25.7	92.5
Investments in pp&e and software	(18.3)	(22.8)	(53.8)	(50.3)
Acquisitions, integration and divestments	(260.6)	(6.4)	(289.2)	(13.4)
Cash flow available for financing activities	(262.6)	(10.2)	(317.2)	28.8

Interest paid	(20.8)	(20.6)	(54.3)	(44.0)
Buy back premium Preference Shares C	0.0	0.0	0.0	(85.1)
Dividend Preference Shares A	(0.0)	(1.1)	(11.2)	(12.2)
Financing fees paid	(4.5)	(0.4)	(4.6)	(5.8)
Shares issued	3.1	(0.0)	3.2	239.3
Dividend on ordinary shares paid	(3.4)	0.0	(14.9)	(11.9)
Payments minority shareholders	0.0	(0.3)	(5.0)	(25.9)
Change in non-current financing	275.5	4.3	312.9	(209.9)
Cash flow from financing activities	249.9	(18.0)	226.2	(155.4)

Net cash flow (change in current financing)	(12.7)	(28.2)	(91.1)	(126.6)

FINANCIAL RATIOS

	30 September		31 December
	2006	2005	2005
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	4.7	5.5	5.2
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.9	3.1	2.9
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	36%	38%	37%
- Net-interest-bearing debt in % of group equity	96%	79%	72%

CONSOLIDATED BALANCE SHEET

	30 September		31 December
in millions of euro	2006	2005	2005
Non-current assets
Goodwill	1,606.2	1,476.2	1,499.2
Property, plant & equipment and intangible assets (software)	365.1	338.9	333.1
Pre-paid pensions, deferred tax and other non-current assets	558.7	562.9	564.8
Total non-current assets	2,530.0	2,378.0	2,397.0
Current assets
Inventories	504.8	422.6	453.4
Trade receivable	882.6	821.8	873.8
Other receivables	242.4	199.4	203.5
Cash *	59.3	41.4	114.0
Total current assets	1,689.1	1,485.1	1,644.7

Total assets	4,219.1	3,863.1	4,041.7

Group equity
Shareholders’ equity	1,444.6	1,416.3	1,450.3
Minority interest	62.2	59.8	59.4
Group equity	1,506.7	1,476.1	1,509.7
Non-current liabilities
Preference shares and loans *	1,404.0	1,135.8	1,137.8
Deferred tax, pension obligations, derivatives and provisions	227.3	244.5	241.7
Total non-current liabilities	1,631.2	1,380.4	1,379.5
Current liabilities
Loans and bank overdrafts *	106.5	65.4	55.8
Trade payables	626.5	604.8	724.8
Other liabilities	348.1	336.5	372.0
Total current liabilities	1,081.1	1,006.6	1,152.5

Total equity and liabilities	4,219.1	3,863.1	4,041.7

Working capital	708.5	524.2	473.5
Capital employed	2,667.2	2,330.9	2,302.8
Net-interest-bearing	1,451.2	1,159.8	1,079.5

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	30 September		31 December
in millions of euro	2006	2005	2005

Shareholders’ equity per 1 January	1,450	1,062	1,062
Net result year to date	82	(31)	2
Dividend ordinary shares	(15)	(12)	(12)
Share issue for options exercised	7
Net proceeds issue ordinary shares		237	238
Repurchase shares CE Australia	(2)	(10)	(10)
Interest hedges	(1)	7	3
Actuarial gains and (losses) on pension plans	0	—	(19)
Share-based payments	5	3	7
Translation differences	(81)	161	180
Shareholders’ equity at the end of the reporting period	1,445	1,416	1,450

FIGURES PER DIVISION

NET SALES

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Office Products North America	784.8	784.7	2,418.8	2,237.2
Office Products Europe	243.5	224.5	743.7	694.6
Office Products Australia	193.0	188.8	550.8	519.9
ASAP Software	180.2	192.8	600.0	550.0
Graphic Systems	119.2	100.0	327.9	287.2
Buhrmann	1,520.7	1,490.8	4,641.3	4,288.9

ORGANIC GROWTH OF SALES

	3rd quarter		January - September
	2006	2005	2006	2005
Office Products North America	5%	7%	6%	5%
Office Products Europe	6%	6%	6%	4%
Office Products Australia	3%	12%	3%	10%
ASAP Software	(1)%	19%	13%	7%
Graphic Systems	21%	19%	15%	5%
Buhrmann	5%	9%	7%	6%

Gross contribution

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Office Products North America	262.0	269.2	816.5	770.5
Office Products Europe	80.6	72.1	242.1	226.9
Office Products Australia	58.5	57.6	171.3	158.8
ASAP Software	15.2	18.1	59.9	55.8
Graphic Systems	32.1	27.6	92.5	82.1
Buhrmann	448.5	444.6	1,382.3	1,294.0

Gross contribution as a % of NET SALES

	3rd quarter		January - September
	2006	2005	2006	2005
Office Products North America	33.4%	34.3%	33.8%	34.4%
Office Products Europe	33.1%	32.1%	32.5%	32.7%
Office Products Australia	30.3%	30.5%	31.1%	30.5%
ASAP Software	8.4%	9.4%	10.0%	10.1%
Graphic Systems	27.0%	27.6%	28.2%	28.6%
Buhrmann	29.5%	29.8%	29.8%	30.2%

OPERATING RESULT (EBIT)

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Office Products North America	39.3	41.1	102.0	116.7
Office Products Europe	0.9	0.2	1.3	(5.1)
Office Products Australia	15.3	15.1	44.1	43.1
ASAP Software	2.7	6.2	19.9	22.1
Graphic Systems	6.3	1.8	12.4	3.0
Corporate	(0.9)	(3.2)	(3.4)	(7.0)
EBIT	63.6	61.2	176.2	172.7

OPERATING RESULT excluding special items

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Office Products North America	42.7	41.1	132.7	116.7
Office Products Europe	2.6	0.2	6.1	1.9
Office Products Australia	15.3	15.1	44.1	43.1
ASAP Software	2.7	6.2	19.9	22.1
Graphic Systems	6.3	1.8	12.4	3.0
Corporate	(0.9)	(3.2)	(3.4)	(7.0)
EBIT	68.7	61.2	211.7	179.8

OPERATING RESULT excluding special items as a % of NET SALES (ROS in %)

	3rd quarter		January - September
	2006	2005	2006	2005
Office Products North America	5.4%	5.2%	5.5%	5.2%
Office Products Europe	1.1%	0.1%	0.8%	0.3%
Office Products Australia	7.9%	8.0%	8.0%	8.3%
ASAP Software	1.5%	3.2%	3.3%	4.0%
Graphic Systems	5.3%	1.8%	3.8%	1.0%
Corporate	(0.1)%	(0.2)%	(0.1)%	(0.2)%
Buhrmann	4.5%	4.1%	4.6%	4.2%

AVERAGE CAPITAL EMPLOYED

	3rd quarter		January - September
in millions of euro	2006	2005	2006	2005
Office Products North America	572.5	540.4	565.3	523.6
Office Products Europe	136.1	120.1	130.0	118.3
Office Products Australia	72.1	59.8	68.7	58.1
ASAP Software	30.0	21.1	30.6	15.0
Graphic Systems	92.0	94.8	89.3	99.7
Corporate	17.4	9.3	8.8	9.3
Buhrmann, excluding goodwill	920.0	845.6	892.8	824.0
Goodwill	1,462.9	1,455.0	1,459.1	1,402.7
Buhrmann, including goodwill	2,382.9	2,300.5	2,351.8	2,226.7

OPERATING RESULT excluding special items as a % of AVERAGE CAPITAL EMPLOYED

	3rd quarter		January - September
(ROCE in %)	2006	2005	2006	2005
Office Products North America	30.0%	30.5%	31.5%	29.7%
Office Products Europe	8.0%	0.6%	6.4%	2.2%
Office Products Australia	85.7%	101.8%	86.7%	99.5%
ASAP Software	35.5%	116.6%	86.5%	196.1%
Graphic Systems	27.7%	7.7%	18.6%	4.1%
Buhrmann, excluding goodwill	30.1%	29.0%	31.9%	29.2%
Buhrmann, including goodwill and special items	10.7%	10.6%	10.0%	10.3%

NUMBER OF EMPLOYEES

	30 September		31 December
in number of FTE’s	2006	2005	2005
Office Products North America	10,258	9,929	9,976
Office Products Europe	4,509	3,646	3,694
Office Products Australia	2,466	2,416	2,337
ASAP Software	590	538	544
Graphic Systems	940	967	954
Corporate	68	68	71
Buhrmann	18,831	17,563	17,575

EXCHANGE RATES

	3rd quarter		January - September
	2006	2005	2006	2005
Euro versus US$, average rate	1.28	1.22	1.24	1.26
Euro versus US$, end rate			1.27	1.20
Euro versus Aus$, average rate	1.68	1.61	1.66	1.64
Euro versus Aus$, end rate			1.70	1.58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: November 1, 2006